December 3, 2010

VIA EDGAR AND UPS OVERNIGHT

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	ZYTO Corp
Filing of Registration Statement on Form 10-12G
File No. 000-54170

Dear Mr. Mancuso:

On behalf of ZYTO Corp (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 19, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”), which was filed on November 3, 2010. In addition, we write to supplement the information provided in the Registration Statement with data from our third fiscal quarter and to correct certain information provided in the Registration Statement as herein described.

The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment; page numbers in each Section heading are quoted directly from the comments from the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement.

Cover Page

1.
We note that the definitive proxy statement filed on November 4, 2010 and the Form 10-Q filed on November 15, 2010 each referenced the Commission file number associated with your prior registration statement filed pursuant to Section 12(b) of the Exchange Act that was withdrawn on October 29, 2010.  In future Exchange Act filings, as applicable, please ensure that the Commission file number you reference on the cover page is the same file number associated with your Form 10 filed pursuant to Section 12(g) of the Exchange Act.

Response:
The Company acknowledges such and will make all future filings under the Commission file number associated with the Registration Statement.

ZYTO Corp Board of Directors
December 3, 2010

Zyto Technology, page 5

2.
We note your response to prior comment 3; however, the relationship between the virtual stimulus item and the products for which a biosurvey is intended to ascertain biological preference remains unclear from your disclosure.  For instance, given your disclosure that the tower mechanism does not “read” energy or measure or record feedback transmissions, it is unclear how placing an object represented by the VSI in front of the tower “links” the VSI with the object.  Therefore, we reissue the seventh bullet point of the prior comment 3.  In addition, to clarify the nature of your technology and how it works, please revise to:

•
clarify your disclosures in the first and sixth paragraphs on page 7 and in the second paragraph on page 10 to explain how you and your customers determine which frequencies are “linked” to physical items including “specific items, including drugs, nutritional supplements, etc.”; and

•	explain the means by which the Tower transmits VSI data; for instance, if the Tower transmits radio waves, please clearly disclose this point.

Response:
The Company has revised the disclosure on pages 7 and 10 to in response to the Staff’s comment.

3.
We note the disclosure in the third paragraph on page 8 which you have added in response to prior comment 6.  Please revise to quantify the percentage of your customers who have cancelled monthly subscriptions.

Response:
The Company has revised the disclosure on page 8 in response to the Staff’s comment.

4.
With respect to your revised disclosure in response to prior comment 8, please tell us why you believe that your products do not measure the nervous system given the sensory stimuli administered by your products and the effect of such stimuli on the body.

Response:
The Company has revised the disclosure on page 8 in response to the Staff’s comment.

FDA Approval and Regulation, page 8

5.
We note that the disclosure revised in response to prior comment 9 does not address whether you received the consent of the person and entity you have elected to quote in this section to being named in the filing.  Please advise or revise.

Response:
The Company has revised the disclosure on page 9 in response to the Staff’s comment.

ZYTO Corp Board of Directors
December 3, 2010

Item 5.  Directors and Executive Officers, page 45

6.
We note your disclosure in Proposal 1 of the definitive proxy statement you filed on November 4, 2010.  Please revise to disclose required information about your director nominees.  Please refer to Item 401(a) of Regulation S-K.  Please also update your disclosure in the “Board of Directors” section on page 48 and elsewhere in your document, as appropriate, to be consistent with the disclosure in your proxy statement.

Response:
The Company has revised the disclosure in Proposal 1 of the definitive proxy statement by submitting an amendment thereto on November 30, 2010 and apologizes for the oversight.  Additionally, the Company has revised the disclosure on page 48 of the Amendment, as well as in other relevant sections of the Registration Statement in response to the Staff’s comment.

Exhibits

7.
We note your revised disclosure on page 14 in response to prior comment 12.  Please file the strategic marketing partnership agreements with Nutri-West, Biotics Research Corporation and Premier Research Labs or tell us why you believe they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:
The Company has submitted such documents as Exhibits 10.16, 10.17 and 10.18 to the Registration Statement in response to the Staff’s comment.

Financial Statements, page F-1

8.	Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Response:
The Company has revised the disclosure in response to the Staff’s comment.

Definitive Proxy Statement on Schedule 14A filed on November 4, 2010

9.
We note that the definitive proxy statement does not include several items required by Schedule 14A, including, on required by Items 6, 7 and 8 of Schedule 14A.  Please tell us whether you have distributed this proxy to your shareholders and, if so, how you intend to provide them with all required information in sufficient time to vote at the December 16 meeting.

Response:
The Company has distributed the definitive proxy statement filed with the Commission to its stockholders by mail.  As noted above, the Company has revised the definitive proxy statement by submitting an amendment thereto on November 30, 2010 and apologizes for the oversight.  The Company mailed copies of such amendment to its stockholders on November 30, 2010 and anticipates that its stockholders will receive such amendment and have ample opportunity to review prior to the December 16, 2010 Annual Stockholders Meeting.

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ZYTO Corp Board of Directors
December 3, 2010

At your request, the Company has today submitted as correspondence on EDGAR a separate written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Please call the undersigned at (801)224-7199, or Kami Howard, CFO of the Company, at the same number, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
Vaughn R Cook

cc:	Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission

Kami Howard
ZYTO Corp